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April 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Ecker and Ms. Angelini

RE:         JAKKS Pacific, Inc.

 Registration Statement on Form S-3

 Filed March 25, 2024

 File No. 333-278220

Dear Mr. Ecker and Ms. Angelini:

On behalf of JAKKS Pacific, Inc. (the “Company”), we have filed on April 3, 2024 Amendment No. 1 to the Registration Statement on Form S-3 of the Company (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance, Office of Manufacturing, of the U.S. Securities and Exchange Commission received by letter dated March 29, 2024, concerning the Registration Statement on Form S-3 of the Company filed on March 25, 2024. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comment.

Please be advised that on Page 6 of the Amended Registration Statement, in the section captioned “Selling Shareholders” we added disclosure with respect to the relationships between the selling shareholders and the Company. In addition, we have added footnotes to the table included in that section on Page 7 disclosing the individuals having voting and investment control of the shares offered for resale by that selling stockholder.

Please contact the undersigned at (718) 490-6432 should you require further information.

                                                      Very truly yours,

                                                      /s/ Irving Rothstein

                                                      Irving Rothstein

cc:               JAKKS Pacific, Inc.

                   Stephen Berman